



"You don't have to change to be someone els
just be the best version of yourself!"
- NIHAT STRIDER

Nihat S. · 3rd





CEO, Florida Marketing Group | Head of Marketing, Vegan Fine Brands | Business Admin. PhD Candidate

West Palm Beach, Florida, United States · 500+ connections ·

Contact info

Florida Marketing Group

Florida Atlantic University

Providing services

Search Engine Optimization (SEO), Digital Marketing, Marketing Consulting, Lead Generation, Social Media Marketing, Content Marketing, Content Strategy, Market Research, Public Relations, and Email Marketing

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Experience



Founder & CEO

Florida Marketing Group

Jan 2019 – Present · 2 yrs 3 mos

West Palm Beach, Florida Area



Florida Marketing Group - Marketing...



Head Of Marketing

Vegan Fine Brands

Dec 2020 – Present · 4 mos

Florida, United States

  **Vegan Fine Brands Site**



Corporate Marketing Manager

Medimix International

Aug 2017 – Dec 2018 · 1 yr 5 mos

Miami/Fort Lauderdale Area

 **Medimix International**



Founder & Trainer

Strider Training

Sep 2015 – Aug 2018 · 3 yrs

 **Training Miss Miami 2017, Stephanie...**     **STRIDER TRAINING.COM**



District Marketing Manager

Professional Tax & Insurance

Aug 2015 – Oct 2017 · 2 yrs 3 mos

West Palm Beach, Florida Area

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Education



Florida Atlantic University

PhD, Business Administration, Management and Operations

2019 – 2022



Florida International University
Master's degree, Business Administration, Marketing
2016 – 2017
Activities and Societies: Alpha Kappa Psi

Harvard Medical School
Certificate, Clinical Research
2018 – 2018

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Licenses & certifications

Google Adwords
Google

Google Analytics
Google

Group Fitness Instructor
Aerobics and Fitness Association of America (AFAA)

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Volunteer experience

Board Member

Blue Water Rescue & Protection Foundation

Mar 2019 – Present • 2 yrs 1 mo

Environment

Our apolitical mission is to rescue and protect the planets marine life and water by educating the population about how their consumer choices effect the environment. In addition, we will collaborate with industries and scientific institutions for sustainable solutions to improve the water quality by reducing water contamination from farming, agriculture and industry. Finally, we will consult legal opinions to challenge current industrial and municipal practices that are deteriorating our water quality through litigation if necessary. By these efforts, we aim to improve water quality thereby enabling individuals to pursue their inalienable right to clean water and the pursuit of happiness.
https://www.bluewaterprotection.com/

Marketing department volunteer

Shake-A-Leg Miami

Health

Social Media Marketing

PINK PETALS FOUNDATION INC

Health

My team created a complete mock-up of their social media to increase their publicity and receive larger donations for the great cause, breast cancer.

Skills & endorsements

Public Speaking · 19

FIU Endorsed by **2 of Nihat's colleagues at Florida International University**

Social Media · 16

Endorsed by **Andrew Low and 1 other who is highly skilled at this**

FIU Endorsed by **3 of Nihat's colleagues at Florida International University**

Marketing · 8

FIU Endorsed by **2 of Nihat's colleagues at Florida International University**

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